UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

PAR PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 69888T207	Page 2 of 7

1.	Name of reporting persons. ZCOF PAR PETROLEUM HOLDINGS, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,828,346
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,828,346
11.	Aggregate amount beneficially owned by each reporting person 5,828,346
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 15.5% (1)
14.	Type of reporting person (see instructions) OO

(1)	Calculated based on 37,093,918 shares of Common Stock outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015 and 404,013 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

13D

CUSIP No. 69888T207	Page 3 of 7

1.	Name of reporting persons. Chai Trust Company, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,168,744
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,168,744
11.	Aggregate amount beneficially owned by each reporting person 12,168,744
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.5% (1)
14.	Type of reporting person (see instructions) OO

(1)	Calculated based on 37,093,918 shares of Common Stock outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015 and 404,013 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

13D

CUSIP No. 69888T207	Page 4 of 7

1.	Name of reporting persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 12,168,744
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,168,744
11.	Aggregate amount beneficially owned by each reporting person 12,168,744
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.5% (1)
14.	Type of reporting person (see instructions) PN

(1)	Calculated based on 37,093,918 shares of Common Stock outstanding as of March 9, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and filed on March 12, 2015 and 404,013 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock.

13D

CUSIP No. 69888T207	Page 5 of 7

EXPLANATORY NOTE: This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”) of Par Petroleum Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 1301 McKinney, Suite 2025, Houston, Texas 77010. This Amendment No. 7 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to Schedule 13D filed on June 27, 2013, Amendment No. 2 to Schedule 13D filed on September 30, 2013, Amendment No. 3 to Schedule 13D filed on July 25, 2014, Amendment No. 4 to Schedule 13D filed on August 15, 2014, Amendment No. 5 to Schedule 13D filed on September 24, 2014 and Amendment No. 6 to Schedule 13D filed on November 12, 2014 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following as the last paragraph thereof:

The Issuer, Holdings, Master Fund, and other Key Holders entered into a Termination of Stockholders Agreement (the “Termination Agreement”), as of April 10, 2015, which terminated the Stockholders Agreement immediately by its terms. As a result, among other things, Master Fund will no longer have the right, subject to certain ownership requirements, to designate two persons as nominees for election to the Issuer’s Board of Directors.

The foregoing description of the Termination Agreement is qualified in its entirety by reference to the Termination Agreement, which is incorporated by reference herein as is Exhibit 2.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit 1	Amended and Restated Joint Filing Agreement

Exhibit 2	Termination of Stockholders Agreement dated April 10, 2015 by and among Par Petroleum Corporation, Zell Credit Opportunities Fund, L.P., ZCOF Par Petroleum Holdings, LLC, Pandora Select Partners, LP, Whitebox Multi-Strategy Partners, LP, Whitebox Credit Arbitrage Partners, LP, Whitebox Concentrated Convertible Arbitrage Partners, LP, and Whitebox Asymmetric Partners, LP. (incorporated by reference to Exhibit 10.1 to the Par Petroleum Corporation Current Report on Form 8-K dated April 10, 2015 and filed on April 13, 2015).

13D

CUSIP No. 69888T207	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 14, 2015

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

13D

CUSIP No. 69888T207	Page 7 of 7

EXHIBIT 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the Amendment No. 7 to the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Par Petroleum Corporation and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: April 14, 2015

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President